UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Sunlight Financial Holdings Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

86738J106

(CUSIP Number)

Marc H. Blair

Managing Director

Tiger Infrastructure Partners LP

717 Fifth Avenue

New York, NY 10022

(212) 201-2199

With a copy to:

Scott Golenbock

Milbank LLP

55 Hudson Yards

New York, NY 10001

(212) 530-5181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index Appears on Page 10

Page 2 of 14 Pages

SCHEDULE 13D

CUSIP No. 86738J106

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Infrastructure Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 29,616,922 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 29,616,922 (1)

11	Aggregate amount beneficially owned by each reporting person 29,616,922 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 27.9% (2)
14	Type of reporting person (see instructions) HC, PN

(1)	This amount includes 21,179,370 shares of Class A Common Stock over which the Reporting Person has the right to acquire beneficial ownership upon exercise of Private Units (as defined herein). Each Private Unit consists of a Class EX Unit issued by Sunlight Financial LLC (“Sunlight”), together with one share of Class C Common Stock issued by the Issuer. Each Private Unit is exchangeable, subject to certain conditions, for either one share of Class A Common Stock, or at Sunlight’s election, an amount of cash equivalent to the market value of one share of Class A Common Stock, pursuant to and in accordance with the terms of the Fifth Amended and Restated Limited Liability Company Agreement of Sunlight. The Class C Common Stock will vote together with the Class A Common Stock as a single class but will have no economic rights. These exchange rights do not expire.

(2)	All calculations of percentage ownership herein are based on a total of (i) 84,837,655 shares of Class A Common Stock (as defined herein) outstanding immediately after the Closing on July 9, 2021 (excludes 1,535,941 of shares held by Sunlight in respect of net withholding for tax payments), as reported on the Form 8-K filed with the SEC by the Issuer on July 15, 2021, plus (ii) the 21,179,370 shares of Class A Common stock issuable upon exercise of Private Units beneficially owned by the Reporting Person, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(1)(i).

Page 3 of 14 Pages

SCHEDULE 13D

CUSIP No. 86738J106

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Infrastructure Partners Sunlight Feeder LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 21,179,370 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 21,179,370 (1)

11	Aggregate amount beneficially owned by each reporting person 21,179,370 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 20.0% (2)
14	Type of reporting person (see instructions) PN

(1)	This amount represents 21,179,370 shares of Class A Common Stock over which the Reporting Person has the right to acquire beneficial ownership upon exercise of Private Units (as defined herein). Each Private Unit consists of a Class EX Unit issued by Sunlight, together with one share of Class C Common Stock issued by the Issuer. Each Private Unit is exchangeable, subject to certain conditions, for either one share of Class A Common Stock, or at Sunlight’s election, an amount of cash equivalent to the market value of one share of Class A Common Stock, pursuant to and in accordance with the terms of the Fifth Amended and Restated Limited Liability Company Agreement of Sunlight. The Class C Common Stock will vote together with the Class A Common Stock as a single class but will have no economic rights. These exchange rights do not expire.

(2)	All calculations of percentage ownership herein are based on a total of (i) 84,837,655 shares of Class A Common Stock outstanding immediately after the Closing on July 9, 2021 (excludes 1,535,941 of shares held by Sunlight in respect of net withholding for tax payments), as reported on the Form 8-K filed with the SEC by the Issuer on July 15, 2021, plus (ii) the 21,179,370 shares of Class A Common stock issuable upon exercise of Private Units beneficially owned by the Reporting Person, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(1)(i).

Page 4 of 14 Pages

SCHEDULE 13D

CUSIP No. 86738J106

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Infrastructure Partners AIV I LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 21,179,370 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 21,179,370 (1)

11	Aggregate amount beneficially owned by each reporting person 21,179,370 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 20.0% (2)
14	Type of reporting person (see instructions) HC,PN

(1)	This amount represents 21,179,370 shares of Class A Common Stock over which the Reporting Person has the right to acquire beneficial ownership upon exercise of Private Units (as defined herein). Each Private Unit consists of a Class EX Unit issued by Sunlight, together with one share of Class C Common Stock issued by the Issuer. Each Private Unit is exchangeable, subject to certain conditions, for either one share of Class A Common Stock, or at Sunlight’s election, an amount of cash equivalent to the market value of one share of Class A Common Stock, pursuant to and in accordance with the terms of the Fifth Amended and Restated Limited Liability Company Agreement of Sunlight. The Class C Common Stock will vote together with the Class A Common Stock as a single class, but will have no economic rights. These exchange rights do not expire.

(2)	All calculations of percentage ownership herein are based on a total of (i) 84,837,655 shares of Class A Common Stock outstanding immediately after the Closing on July 9, 2021 (excludes 1,535,941 of shares held by Sunlight in respect of net withholding for tax payments), as reported on the Form 8-K filed with the SEC by the Issuer on July 15, 2021, plus (ii) the 21,179,370 shares of Class A Common stock issuable upon exercise of Private Units beneficially owned by the Reporting Person, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(1)(i).

Page 5 of 14 Pages

SCHEDULE 13D

CUSIP No. 86738J106

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Infrastructure Partners Co-Invest B LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,437,552 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 8,437,552 (1)

11	Aggregate amount beneficially owned by each reporting person 8,437,552 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.9% (2)
14	Type of reporting person (see instructions) PN

(1)	Reflects the Class A Common Stock Tiger Infrastructure Partners Co-Invest B LP received pursuant to the Business Combination Agreement (as described herein).

(2)	All calculations of percentage ownership herein are based on a total of 84,837,655 shares of Class A Common Stock outstanding immediately after the Closing on July 9, 2021, (excludes 1,535,941 of shares held by Sunlight in respect of net withholding for tax payments), as reported on the Form 8-K filed with the SEC by the Issuer on July 15, 2021.

Page 6 of 14 Pages

SCHEDULE 13D

CUSIP No. 86738J106

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emil W. Henry, Jr.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 29,616,922 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 29,616,922 (1)

11	Aggregate amount beneficially owned by each reporting person 29,616,922 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 27.9% (2)
14	Type of reporting person (see instructions) HC,IN

(1)	This amount includes 21,179,370 shares of Class A Common Stock over which the Reporting Person has the right to acquire beneficial ownership upon exercise of Private Units (as defined herein). Each Private Unit consists of a Class EX Unit issued by Sunlight together with one share of Class C Common Stock issued by the Issuer. Each Private Unit is exchangeable, subject to certain conditions, for either one share of Class A Common Stock, or at Sunlight’s election, an amount of cash equivalent to the market value of one share of Class A Common Stock, pursuant to and in accordance with the terms of the Fifth Amended and Restated Limited Liability Company Agreement of Sunlight. The Class C Common Stock will vote together with the Class A Common Stock as a single class but will have no economic rights. These exchange rights do not expire.

(2)	All calculations of percentage ownership herein are based on a total of (i) 84,837,655 shares of Class A Common Stock outstanding immediately after the Closing on July 9, 2021 (excludes 1,535,941 of shares held by Sunlight in respect of net withholding for tax payments), as reported on the Form 8-K filed with the SEC by the Issuer on July 15, 2021, plus (ii) the 21,179,370 shares of Class A Common stock issuable upon exercise of Private Units beneficially owned by the Reporting Person, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(1)(i).

Page 7 of 14 Pages

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Sunlight Financial Holdings Inc., a Delaware corporation (the “Issuer”). The Issuer has its principal executive office at 101 N. Tryon Street, Suite 1000, Charlotte, NC 28246.

Item 2.	Identity and Background.

(a), (f)

This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”):

1)	Tiger Infrastructure Partners LP, a Delaware limited partnership (the “US Advisor”);
2)	Tiger Infrastructure Partners Sunlight Feeder LP, a Delaware limited partnership (the “Sunlight Feeder”);
3)	Tiger Infrastructure Partners AIV I LP, a Delaware limited Partnership (“Fund I AIV”);
4)	Tiger Infrastructure Partners Co-Invest B LP, a Delaware limited Partnership (“Co-Invest B”); and
5)	Emil W. Henry, Jr. (“Mr. Henry”).

This Schedule 13D relates to shares of Class A Common Stock (i) held directly by Co-Invest B and (ii) that Sunlight Feeder has the right to acquire upon exercise of private units exchangeable, subject to certain conditions, for either one share of Class A Common Stock, or at Sunlight’s election, an amount of cash equivalent to the market value of one share of Class A Common Stock (“Private Units”). The US Advisor is the investment manager of Fund I AIV and Co-Invest B. Sunlight Feeder is a wholly-owned subsidiary of Fund I AIV. The US Advisor is managed by its general partner Emil Henry III LLC (“EH III”); EH III is managed by its sole managing member, Henry Tiger Holdings LLC (“HTH”); HTH is managed by its sole managing member, Emil Henry LLC (“EH LLC”). Emil W. Henry, Jr. is the sole managing member of EH LLC and therefore may be deemed to share voting and dispositive power over and have beneficial ownership of the securities held by Co-Invest B and Sunlight Feeder. Mr. Henry disclaims beneficial ownership of such securities in excess of his pecuniary interest in the securities.

(b) Mr. Henry is a citizen of the United States of America. Each of the other Reporting Persons is organized under the laws of the State of Delaware. The principal business address of the Reporting Persons is 717 Fifth Ave, Floor 12A, New York, NY 10022.

(c) The principal business of Mr. Henry is private equity investments. Co-Invest B and Sunlight Feeder are private investment vehicles that directly hold the shares of Common Stock and Private Units reported herein. The US Advisor is the investment manager of Fund I AIV and Co-Invest B. Sunlight Feeder is a wholly-owned subsidiary of Fund I AIV. The US Advisor is managed by its general partner EH III; EH III is managed by its sole managing member, HTH; HTH is managed by its sole managing member, EH LLC. Emil W. Henry, Jr. is the sole managing member of EH LLC.  The occupation and business of the Reporting Persons is conducted at the address given in (b) of this Item 2, which is hereby incorporated by reference.

(d) During the last five years, none of the Reporting Persons or any of their respective executive officers, directors, or managers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons or any of their respective executive officers, directors or managers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 8 of 14 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Business Combination Agreement, dated as of January 21, 2021 (the “Business Combination Agreement”) by and among Spartan Acquisition Corp. II, a Delaware corporation (“Acquiror”), SL Invest I Inc., a Delaware corporation and wholly owned subsidiary of Acquiror (“MergerCo1”), SL Invest II LLC, a Delaware limited liability company and wholly owned subsidiary of Acquiror (“MergerCo2”), SL Financial Investor I LLC, a Delaware limited liability company and wholly owned subsidiary of Acquiror (“Holdings I”), SL Financial Investor II LLC, a Delaware limited liability company and wholly owned subsidiary of Acquiror (“Holdings II”), SL Financial Holdings Inc., a Delaware corporation and wholly owned subsidiary of Acquiror (“Acquiror Sub”), SL Financial LLC (the “OpCo Merger Sub”), a Delaware limited liability company and wholly owned subsidiary of Acquiror Sub, Sunlight Financial LLC, a Delaware limited liability company (the “Company”), FTV-Sunlight, Inc., a Delaware corporation (“FTV Blocker”) and Tiger Co-Invest B Sunlight Blocker LLC, a Delaware limited liability company (“Tiger Blocker”), Tiger Blocker merged with and into MergerCo2 with Tiger Blocker surviving as a wholly owned subsidiary of the Acquiror (the “First Merger”), and immediately thereafter and as part of the single integrated transaction, Tiger Blocker merged with and into  Holdings II with Holdings II surviving the merger as a wholly owned subsidiary of the Acquiror (the “Second Merger,” and together with the First Merger, the “Mergers”). The Mergers were effective on July 9, 2021. (the “Effective Time”).

The total consideration paid in connection with the Mergers as provided in the Business Combination Agreement consisted of a combination of cash, Class A Common Stock, and Private Units, as well as rights under the Tax Receivable Agreement. Specifically, Co-Invest B received the shares of Class A Common Stock pursuant to the Business Combination Agreement in exchange for its interests in the Company. Sunlight Feeder received the Private Units pursuant to the Business Combination Agreement. Each Private Unit consists of a Class EX Unit issued by the Company, together with one share of Class C Common Stock. Each Private Unit is exchangeable, subject to certain conditions, for either one share of Class A Common Stock, or at the Company’s election, an amount of cash equivalent to the market value of one share of Class A Common Stock, pursuant to and in accordance with the terms of the Fifth Amended and Restated Limited Liability Company Agreement of the Company.

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

Prior to the Business Combination (as defined in the Business Combination Agreement), Emil W. Henry, Jr., the CEO and Founder of Tiger Infrastructure Partners and affiliated director of the Reporting Persons, served as a member of the Company’s board of directors. Upon closing of the Business Combination, Mr. Henry became a member and designated chairman of the Issuer’s board of directors.

In connection with the closing of the Business Combination, the Issuer and the holders of interest in the Company (the “Holders”), including Co-Invest B and Sunlight Feeder, entered into an Investor Rights Agreement (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, among other things, the Issuer agreed to file a registration statement, which the Issuer agreed to have become effective as soon as reasonably practicable after the filing thereof, covering the resale of certain securities held by or issuable to the Holders. In certain circumstances, Co-Invest B and Sunlight Feeder can demand up to three underwritten offerings and will be entitled to customary piggyback registration rights. In addition, Co-Invest B and Sunlight Feeder agreed to the same lock-up restrictions applicable to the Issuer’s sponsor (Spartan Acquisition Sponsor II LLC, a Delaware limited liability company) and board of directors and management team of the Issuer. These lock-up restrictions include that:

•	80% of the Class A Common Stock or Sunlight Class EX Units and a corresponding number of shares of Class C Common Stock held by Co-Invest B and Sunlight Feeder will be subject to lock-up transfer restrictions until the one-year anniversary of the closing of the Business Combination (as defined in the Investor Rights Agreement), or earlier if, subsequent to the consummation of the Business Combination, (a) the last sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within a 30-day trading period commencing at least 150 days after the consummation of a Business Combination or (b) Issuer consummates a transaction which results in all of Issuer’s stockholders having the right to exchange their shares of Class A Common Stock and Class B Common Stock for cash, securities or other property; and

Page 9 of 14 Pages

•	20% of the Class A Common Stock or Sunlight Class EX Units and a corresponding number of shares of Class C Common Stock held by Co-Invest B and Sunlight Feeder will be subject to lock-up transfer restrictions until the six-month anniversary of the closing of the Business Combination, or earlier if, subsequent to the consummation of the Business Combination (as defined in the Investor Rights Agreement), (a) the last sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within a 30-day trading period ending at least 90 days after the consummation of the Business Combination or (b) Issuer consummates a transaction which results in all of Issuer’s stockholders having the right to exchange their shares of Class A Common Stock and Class B Common Stock for cash, securities or other property.

The forgoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement, a copy of which is filed as Exhibit A to this Schedule 13D and is incorporated by reference herein.

In addition, in connection with the Business Combination, Co-Invest B and Sunlight Feeder entered into the Tax Receivable Agreement with the Issuer, TRA Holders and the Agent (as defined therein). The Tax Receivable Agreement generally provides for the payment by Issuer to the Agent, for disbursement to the TRA Holders (which includes Co-Invest B and Sunlight Feeder) on a pro rata basis, of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that the Issuer actually realizes (or is deemed to realize in certain circumstances) in periods after the Closing as a result of (i) certain increases in tax basis that occur as a result of the issuer’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of a TRA Holder’s Sunlight Class EX Units upon the exercise of the redemption or call rights set forth in the Sunlight A&R LLC Agreement and (ii) imputed interest deemed to be paid by the Issuer as a result of, and additional tax basis arising from, any payments the Issuer makes under the Tax Receivable Agreement. The Issuer will retain the benefit of the remainder of the actual net cash savings, if any.

The forgoing description of the Tax Receivable Agreement does not purport to be complete and is qualified in its entirety by reference to the Tax Receivable Agreement, a copy of which is filed as Exhibit B to this Schedule 13D and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, each of the US Advisor and Mr. Henry may be deemed the beneficial owner of 29,616,922 shares of Class A Common Stock, which amount includes (i) 8,437,552 shares of Class A Common Stock directly held by Co-Invest B and (ii) 21,179,370 shares of Class A Common Stock issuable upon exchange of the Private Units directly held by Sunlight Feeder. As of the date hereof, each of the US Advisor and Mr. Henry may be deemed to beneficially own 27.9% of the Class A Common Stock outstanding. As of the date hereof, Fund I AIV and Sunlight Feeder may be deemed the beneficial owner of 21,179,370 shares of Class A Common Stock comprising of 20.0% of Class A Common Stock outstanding. As of the date hereof, Co-Invest B may be deemed the beneficial owner of 8,437,552 shares of Class A Common Stock which represents 9.9% of Class A Common Stock outstanding. All calculations of percentage ownership herein are based on a total of (i) 84,837,655 shares of Class A Common Stock outstanding immediately after the Closing on July 9, 2021 (excludes 1,535,941 of shares held by Sunlight in respect of net withholding for tax payments), as reported on the Form 8-K filed with the SEC by the Issuer on July 15, 2021, plus, (ii) where specified in the footnotes to the Reporting Person’s cover page, the 21,179,370 shares of Class A Common stock issuable upon exercise of Private Units beneficially owned by the Reporting Person, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(1)(i).

(b) Power to vote and dispose. Each of the Reporting Persons has shared voting power and shared dispositive power over the amounts of Class A Common Stock set forth in boxes 8, and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c) The response to Item 3 of this Schedule 13D is incorporated by reference herein. Except as disclosed herein, none of the Reporting Persons have effected any transactions in Class A Common Stock during the past 60 days.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not appliable.

Page 10 of 14 Pages

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

In connection with filing this Schedule 13D jointly, pursuant to Rule 13d-1(k)(1) under the Act, the Reporting Persons entered into a joint filing agreement (the “Joint Filing Agreement”), dated July 19, 2021, which is filed as Exhibit C to this Schedule 13D and is incorporated by reference herein.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by any of the Reporting Persons.

Item 7.	Material to be Filed as Exhibits.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit	Description

A	Investor Rights Agreement, dated July 9, 2021, by and among, the Issuer, and certain stockholders and equityholders of the Issuer (incorporated by reference to Exhibit 10.16 to Issuer’s Current Report on Form 8-K (File No. 001-39739), filed with the SEC on July 15,2021.

B	Tax Receivable Agreement, dated July 9, 2021, by and among, the Issuer, the TRA Holders and the Agent (incorporated by reference to Exhibit 10.13 to Issuer’s Current Report on Form 8-K (File No. 001-39739), filed with the SEC on July 15, 2021.

C	Joint Filing Agreement, dated July 19, 2021.

Page 11 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: July 19, 2021

TIGER INFRASTRUCTURE PARTNERS LP

By:	Emil Henry III LLC
Its:	General Partner

By:	Henry Tiger Holdings LLC
Its:	Managing Member

By:	Emil Henry LLC
Its:	Managing Member

By:	/s/ Emil W. Henry, Jr.
Name:	Emil W. Henry, Jr.
Title:	Managing Member

TIGER INFRASTRUCTURE PARTNERS SUNLIGHT FEEDER LP

By:	Tiger Infrastructure Associates GP LP
Its:	General Partner

By:	Emil Henry IV LLC
Its:	General Partner
By:	Henry Tiger Holdings II LLC
Its:	Sole Member
By:	Emil Henry LLC
Its:	Sole Member

By:	/s/ Emil W. Henry, Jr.
Name:	Emil W. Henry, Jr.

TIGER INFRASTRUCTURE PARTNERS AIV I LP

By:	Tiger Infrastructure Associates GP LP
Its:	General Partner

By:	Emil Henry IV LLC
Its:	General Partner
By:	Henry Tiger Holdings II LLC
Its:	Sole Member
By:	Emil Henry LLC
Its:	Sole Member

By:	/s/ Emil W. Henry, Jr.
Name:	Emil W. Henry, Jr.
Title:	Managing Member

Page 12 of 14 Pages

TIGER INFRASTRUCTURE PARTNERS CO-INVEST B LP

By:	Tiger Infrastructure Associates GP Co-Invest B LP
Its:	General Partner

By:	Emil Henry VI LLC
Its:	General Partner
By:	Henry Tiger Holdings III LLC
Its:	Sole Member
By:	Emil Henry LLC
Its:	Sole Member

By:	/s/ Emil W. Henry, Jr.
Name:	Emil W. Henry, Jr.
Title:	Managing Member
EMIL W. HENRY, JR.
By:	/s/ Emil W. Henry, Jr.
Name:	Emil W. Henry, Jr.
Title:	Emil W. Henry, Jr.

Page 13 of 14 Pages

SCHEDULE 13D

EXHIBIT C

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. In evidence thereof, each of the undersigned hereby executes this Joint Filing Agreement as of July 19, 2021.

TIGER INFRASTRUCTURE PARTNERS LP

By:	Emil Henry III LLC
Its:	General Partner

By:	Henry Tiger Holdings LLC
Its:	Managing Member

By:	Emil Henry LLC
Its:	Managing Member

By:	/s/ Emil W. Henry, Jr.
Name:	Emil W. Henry, Jr.
Title:	Managing Member

TIGER INFRASTRUCTURE PARTNERS SUNLIGHT FEEDER LP

By:	Tiger Infrastructure Associates GP LP
Its:	General Partner

By:	Emil Henry IV LLC
Its:	General Partner

By:	Henry Tiger Holdings II LLC
Its:	Sole Member

By:	Emil Henry LLC
Its:	Sole Member

By:	/s/ Emil W. Henry, Jr.
Name:	Emil W. Henry, Jr.

TIGER INFRASTRUCTURE PARTNERS AIV I LP

By:	Tiger Infrastructure Associates GP LP
Its:	General Partner

By:	Emil Henry IV LLC
Its:	General Partner

Page 14 of 14 Pages

By:	Henry Tiger Holdings II LLC
Its:	Sole Member

By:	Emil Henry LLC
Its:	Sole Member

By:	Tiger Infrastructure Associates GP LP
Its:	General Partner

By:	/s/ Emil W. Henry, Jr.
Name:	Emil W. Henry, Jr.
Title:	Managing Member

TIGER INFRASTRUCTURE PARTNERS CO-INVEST B LP

By:	Tiger Infrastructure Associates GP Co-Invest B LP
Its:	General Partner

By:	Emil Henry VI LLC
Its:	General Partner

By:	Henry Tiger Holdings III LLC
Its:	Sole Member

By:	Emil Henry LLC
Its:	Sole Member

By:	Emil W. Henry, Jr.,
Its:	General Partner

EMIL W. HENRY, JR.

By:	/s/ Emil W. Henry, Jr.
Name:	Emil W. Henry, Jr.
Title:	Emil W. Henry, Jr.